SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 000-33067

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: December 31, 2008

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR [ ] Transition Report on Form 11-K

For the Transition Period Ended: N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I. REGISTRANT INFORMATION

Full name of registrant: CHINA YOUTH MEDIA, INC.

Former name of registrant: Digicorp, Inc.

Address of principal executive office (Street and number):
4143 Glencoe Avenue, Unit B
City, State and Zip Code:
Marina Del Rey, California 90292

Part II. RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

SEE RIDER ANNEXED HERETO.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Name: Jay Rifkin Area Code and Telephone number: (310) 728-1450

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).       [X] Yes   [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?.       [X] Yes   [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CHINA YOUTH MEDIA, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2009	By:	/s/ Jay Rifkin
	Name:	Jay Rifkin
	Title:	Chief Executive Officer

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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CHINA YOUTH MEDIA, INC.

RIDER TO FORM 12b-25

PART III - NARRATIVE

The Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 cannot be filed within the prescribed time period because the Registrant requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-K. The Registrant's Annual Report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(3)
The Registrant anticipates that its revenues for the year ended December 31, 2008 will be approximately $520,000 less than the revenues achieved during the year ended December 31, 2007. For the year ended December 31, 2007, revenues were $592,000. Such change is primarily attributable to the Registrant's recent shift in business focus to the aggregation and distribution of international content for Internet consumption in China. During the year ended December 31, 2007, our net loss was $2,389,000 and we anticipate our net loss will be approximately $690,000 greater for the year ended December 31, 2008.